U.S. SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549


                               FORM 12b-25


                      NOTIFICATION OF LATE FILING

                              (Check One):
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

      	For the Period Ended: December 31, 1998
	      [ ] Transition Report on Form 10-K
	      [ ] Transition Report on Form 20-F
	      [ ] Transition Report on Form 11-K
	      [ ] Transition Report on Form 10-Q
	      [ ] Transition Report on Form N-SAR
	      For the Transition Period Ended:__________________
______________________________________________________________________________

      	Nothing in this form shall be construedto imply that the
       Commission has verified any information contained herein.
______________________________________________________________________________

	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.......................
______________________________________________________________________________

Part I - Registrant Information
______________________________________________________________________________

Full Name of Registrant:		             	3Si Holdings, Inc.
Former Name if Applicable:		n/a
Address of Principal Executive Office: 	6886 S. Yosemite Street
City, State and Zip Code:  			          Englewood, Colorado  80112
______________________________________________________________________________

Part II - Rules 12b-25 (b) and (c)
______________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief purusant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort expense; [X]

	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; [X] and,

	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]





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______________________________________________________________________________

Part III - Narrative
______________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Form 10-Q for the period ended December 31, 1998 could not be filed in a timely manner due to (1) the Company's waiting on an expected confirmation of its obtaining approval on its new revolving line of credit on or about February 16, 1999 which had not occurred by the filing deadline. The Company anticipates having confirmation of its new revolving line of credit within the next few business days and will complete its filing at that time.
______________________________________________________________________________

Part IV - Other Information
______________________________________________________________________________

	(1) Name and telephone number of person to contact in regard to this notification:

    	F. Larry Valdez, CEO				(303)	741-9123

	(2) Have all other periodic reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             									Yes  [X]       No    [ ]

	(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             									Yes  [X]       No    [ ]

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company realized a net loss from operations of ($415,464) versus net earnings from operations of $65,756 during the quarters ended December 31, 1998 and 1997, respectively. The change in earnings is the direct result of lower hardware sales occurring due to restrictions on the Company's revolving line of credit placed on the line during the quarter ended December 31, 1998.

Summary Financial Information:
                       					 Quarter Ended	          	 Six Months Ended
                       					  December 31,            	   December 31,
                             1998         1997         1998         1997
Product sales              $3,578,225    5,533,847   10,003,279   10,850,278
Consulting and other
  service revenue           1,597,076    2,332,767    3,598,381    4,317,978
  Net sales                 5,175,301    7,866,614   13,601,660   15,168,256

Gross profit                1,486,136    2,396,033    3,457,998    4,615,198

Earnings (loss) from
 operations                  (415,464)      65,756     (324,468)      91,868



   Net earnings (loss)      $(460,996)      51,859     (435,362)      97,007

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                               3Si Holdings, Inc.
                 (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 17, 1999			               By: /s/ F. Larry Valdez
                                    					Chief Executive Officer,
                                        	Chairman of the Board of Directors



































































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